United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

MCDONALD’S CORPORATION

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

Dear fellow McDonald’s shareholders,

The Accountability Board, Inc. is proud to include McDonald’s (MCD) in our portfolio. We’ve analyzed MCD’s proxy statement, including the proposal seeking animal welfare disclosure and the Board’s statement opposing it. Here’s why we will be voting FOR that proposal.

Introduction:

In determining how to vote, we first considered the proposal’s request: that MCD disclose the set of 15 “Key Welfare Indicators” (KWIs) which serve as the foundation of its broiler chicken welfare efforts.

We then considered the two primary reasons the Board offers as an argument for voting against the disclosure. As referenced in both the introduction and conclusion to its opposition statement, they are:

1.	that MCD has “reported transparently and accurately since the launch of our Broiler Chicken Welfare Commitments”; and
2.	that the requested disclosure “would disrupt our current efforts and supplier partnerships that are critical to drive continuous chicken welfare improvement in our supply chain.” (Italics in original.)

Ultimately, we determined that neither of these reasons hold up to even basic scrutiny.

Regarding MCD’s transparency claim:

While MCD has certainly disclosed some details of its Broiler Chicken Welfare Commitments, what it hasn’t disclosed are its underlying set of 15 KWIs. That’s a problem, because the KWIs are fundamental to the whole program. They are its grading key, against which everything is measured. As the Board itself says in its opposition statement, the KWIs “measure performance at the farm-level towards our welfare outcomes commitment and inform our progress[.]”

But if the company refuses to disclose what’s being measured in the first place, how can shareholders have any meaningful sense of its impact or progress? A company’s self-praise for meeting secret standards cannot provide a foundation for shareholders to build confidence on weighty ESG issues like these.

Moreover, others do disclose their KWIs for broiler chicken welfare. For example, Yum! Brands, discloses its set of four KWIs, including bird mobility and mortality.1 Tyson Foods also discloses specific KWIs, such as hatchery injury rates, on-farm mortality percentages, DOAs and injury rates during transportation, bruising at processing, and more.2 Even the National Chicken Council discloses specific KWIs, like footpad health and gait scoring.3

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1 https://global.kfc.com/chicken-welfare/

2 https://youtu.be/W01MOZc-de4?t=218

3 www.nationalchickencouncil.org/ncc-releases-its-most-comprehensive-guidelines-to-date-for-well-being-of-broiler-chickens/

McDonald’s, on the other hand, seems intent on keeping its set of 15 KWIs secret from its shareholders.

That strikes us as the exact opposite of transparency.

Regarding MCD’s claim that disclosing its KWIs would be disruptive:

MCD’s opposition statement offers no explanation as to why or how the requested disclosure would disrupt anything. One would think that if the disclosure was disruptive, the company could provide at least one reason why, yet it fails even to do even that.

Instead, the Board’s opposition statement simply touts other details of MCD’s animal welfare work. But those details are irrelevant to the issue at hand—and in no way support MCD’s claim that disclosing its KWIs would be disruptive. Thus, the claim seems like just a baseless assertion.

Indeed, though McDonald’s claims that disclosing its KWIs would disrupt its partnerships, the company’s own broiler welfare partner openly discusses several of their welfare indicators on its public website.

The Foundation for Food and Agriculture Research (FFAR) says, “We teamed up with McDonald’s Corporation to develop and commercialize automated monitoring tools that objectively assess broiler chickens’ welfare.”4

In one place on its website, FFAR explicitly discusses three broiler welfare indicators, where it says it partnered with MCD on projects that include a comparison of “key welfare outcomes, including hockburn, foot pad lesions and lameness.”5 And in a description of one of the goals of the MCD partnership, FFAR states, “Focused attention will be given to technologies that can quantify the following KWIs” and then lists two more: 1) “Gait score/walking ability and leg health” and 2) “Expression of natural behaviors and activities, including individual or flock movement patterns.”6

If MCD’s own partner can disclose five KWIs without causing a disruption, we fail to understand how disclosure of any other measures of welfare MCD claims to have in place would disrupt anything. And conspicuously, that’s not something MCD explains, despite having ample opportunity and reason in its opposition statement to demonstrate its “transparency” by doing so.

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4 https://foundationfar.org/grants-funding/opportunities/smart-broiler/

5 https://foundationfar.org/news/smart-broiler-phase-ii-grant-advances-broiler-chicken-welfare/

6 https://foundationfar.org/grants-funding/opportunities/smart-broiler/

Our overall analysis:

We find no compelling reasons within the Board’s opposition statement for voting against this disclosure. Its transparency claim falls apart given its insistence on keeping its set of 15 KWIs secret and its disruption claim isn’t supported by any explanation (and is highly questionable, considering the welfare indicators disclosed by MCD’s competitors and even its own partner).

Meanwhile, we do find reasons to vote for the proposal.

First, McDonald’s itself has identified the fact that the company’s animal welfare actions—or failures to act—could materially impact the company and shareholders in a negative way.

As its 2023 10-K report points out (in a section about animal welfare and other issues): “A failure, whether real or perceived, to address ESG matters or to achieve progress on our ESG initiatives on the anticipated timing or at all, could adversely affect our business, including by heightening other risks disclosed in these Risk Factors, such as those related to consumer behavior, consumer perceptions of our brand, labor availability and costs, supply chain interruptions, commodity costs, and legal and regulatory complexity.”7

Thus, providing greater transparency into one of its significant animal welfare commitments would, in our view, help mitigate these risks. As well:

1.	It strikes us as eminently sensible that if a company has developed metrics for measuring performance and informing progress toward an important (and expensive) goal, shareholders are right to seek disclosure of what those metrics are;
2.	The requested disclosure is simple, reasonable, and not at all onerous to share;
3.	The requested disclosure comprises the fundamental information companies should provide to shareholders to display responsibility and accountability toward their material ESG pledges; and
4.	Indeed, other companies, including MCD’s competitors, have disclosed similar information.

Accordingly, The Accountability Board will be voting FOR adoption of the proposal.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.

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7 McDonald’s 2023 10-K, p.32